Mail Stop 0306

      April 12, 2005

Marc Walther
Americhip International, Inc.
Chief Executive Officer
9282 General Drive, Suite 100
Plymouth, Michigan  48170

	RE:	AmeriChip International, Inc.
		Form 10-KSB for the fiscal year ended November 30, 2004
		Filed March 15, 2005
		File No. 000-33127

Dear Mr. Walther:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended November 30, 2004

Management`s Discussion and Analysis

Critical Accounting Policies

1. Please expand to provide critical accounting policy disclosure conforming to the guidance from FR-60 and FR-72. Please note that critical accounting policy disclosure should provide insight about complex judgments and estimates that underlie the accounting policies you identify as critical. Disclosure that merely repeats basic accounting policies will not generally satisfy the objectives of the disclosure.

Recent Events

2. In the second paragraph, disclose the fair value assigned to the non-compete shares, including how that fair value was determined and the timing of expense. Also clarify how these parties are related to your business. Apply this general guidance in other instances where you make reference to shares issued for services. For instance, the last two paragraphs of this section.

3. With respect to KSI, in the fourth paragraph you state that you signed a purchase agreement on December 7, 2004 while in the fifth paragraph you indicate that a definitive agreement has not been reached. These disclosures do not appear consistent. We also see that you announced signing of a definitive agreement on December 22,
2004 while this Form 10-KSB was filed in March 2005. Revise to more clearly describe the status of the acquisition and agreements not yet executed or complete.

4. As a related matter, clarify the nature of the $3.2 million.
That
is, disclose the terms of payment in more detail. Address how you will finance the transaction and the terms of any expected borrowings.

5. Tell us how you plan to account for the shares to be issued to Mr.
Kotsonis. Support in GAAP that your planned accounting, as purchase price or compensation, is appropriate. Please be detailed and specific in supporting your planned accounting.


Results of Operations

6. Please expand to discuss the nature and composition of operating expenses in greater detail. More clearly explain reasons for material changes in amounts and composition from period to period. Provide detail about the nature and composition of consulting expenses referred to in the existing paragraph. Significant amounts should be quantified.

7. As a related matter, the existing disclosure explains a significant increase in expenses by citing matters identified as "reductions" in expenses. Your disclosure is not clear. Please revise.

8. In addition, we see that interest and financing expenses increased compared to the prior year and that you recognized income for the forgiveness of debt during fiscal 2004. Please expand to discuss the reasons for the increase in interest and financing expense and the nature of the income for forgiveness of debt.

Liquidity and Capital Resources

9. Tell us when the sales occurred in 2004 and tell us when the related receivables were collected. If they have not been collected, tell us why it is appropriate to report revenues for these transactions in these financial statements. Confirm that the purchasers were not related parties or otherwise make disclosure under FAS 57.

Consolidated Financial Statements

General

10. It appears that you devote substantially all of your efforts to establishing a new business and that you have not generated significant revenue from planned principal operations.
Accordingly,
either revise to provide development stage disclosure pursuant to SFAS 7 or, in a supplemental narrative, explain why those disclosures are not required. Refer to paragraphs 8 and 9 to SFAS 7.

Statement of Stockholders` Equity

11. In Note 5 you disclose that the 20,200,000 shares were issued as a result of a stock split while this Statement indicates that those shares were issued in the reverse merger. Which is correct? The disclosures do not appear consistent. Please revise to clarify. Also clarify supplementally.

12. It appears that shares issued in the recapitalization and shares issued in the stock split should be viewed as outstanding for all periods for earnings per share purposes. Accordingly, the number of weighted-average shares for fiscal 2003 appears incorrect. Either revise or advise.

13. We see numerous transactions where shares were issued for non-cash consideration. For each transaction you should disclose how the fair value of the shares granted was determined. For instance, we would normally expect fair value to be based on the quoted market price of your stock on the date of grant. Refer to FAS 123 and appropriately expand.

Consolidated Statement of Cash Flows

14. The cash flow statement for fiscal 2003 is not mathematically accurate. Please revise.

Note 2.  Summary of Significant Accounting Policies

15. Please note that it is not necessary to make disclosure about pending or recent accounting standards that are clearly not relevant to your business. For instance, we see disclosure about real estate time sharing transactions under SFAS 152.

16. We see that you recognized some revenue in fiscal 2004. Revise to make revenue policy disclosure. That disclosure should be specific to the nature of your products and services and should address details to the extent the policy differs among customers, channels and products. To the extent material, the policy should also address customer acceptance, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges, including how these matters impact revenue recognition.

17. As disclosed in Item 1 "Description of Business, you appear to have entered into numerous arrangements to distribute or otherwise sell products manufactured by others. With respect to those arrangements, in a supplemental narrative describe your consideration of EITF 99-19. Your response should address the terms and conditions of the arrangements and should demonstrate that you have appropriately considered the requirements of the Abstract in assessing the presentation of revenues in your income statement. We see that you recognized some revenue in fiscal 2004. The narrative response should also specifically and separately address the presentation of those revenues.


Note 4.  Stock Options and Warrants

18. In this note, you disclose that you adopted fair value accounting for stock options under FAS 123. Accordingly, you should disclose the fair values of stock options granted in fiscal 2004 and fiscal 2003. You should also disclose the model, methods and assumptions applied in estimating those fair values. Refer to SFAS 123 and appropriately expand to provide all of the required disclosures.

19. As a related matter, you state that all options granted in fiscal
2004 and fiscal 2003 were immediately exercised. However, we see no proceeds from option exercises on the statement of cash flows. We also do not see option exercise transactions identified on the statements of stockholders` equity. Please explain supplementally and revise the filing to more clearly explain the underlying facts.

20. In expanded disclosure, please also make more specific disclosure about the recipients of the 20 million options. If granted to officers, employees or directors please state so. If granted to non-employees, please make some disclosure about the nature of the underlying transactions, including a reasonably detailed description of what you received in return. That is, the disclosure should describe the nature of the consulting or other service received. You should also disclose the identity of any related parties pursuant to
FAS 57.

21. The first paragraph under the option table identifies two warrant issues and cites three fair values apparently associated with those warrants. You should make clear disclosure about individual transactions where you issue warrants for services. That disclosure should clarify the fair value assigned, how fair value was determined, the nature of the service received in return, and the period of compensation. We see the reference to Note 7, but do not see clear and complete disclosure about all 13 million warrants.

Note 6.  Cornell Capital Partners LP Financing

22. You indicate that you received $800,000 in cash from CornellCapital financing while the cash flow statement discloses receipts totaling $662,500. We presume the difference is fees and expenses of the debt. Please revise to separately identify the cash and non-cash components of the financing fees.

23. For each borrowing you should separately disclose the terms and conditions of the conversion feature, including disclosure of the contractual conversion price and/or formula. You should disclose whether the conversion price provides for any discount from the quoted market price of your shares and disclose the amount of any beneficial conversion feature. Please note that you should also consider the requirements of EITF 00-27 in accounting for any beneficial conversion feature.

24. We see that you issued stock valued at $207,000 as a commitment fee associated with the Cornell Capital Standby Equity
Distribution
Agreement and that the fee is being amortized over twenty-four months. Based on your disclosures, the unamortized balance appears to be approximately $150,000 at November 30, 2004. However, we do not see any asset for the unamortized balance, nor does the unamortized fee appear to be netted against outstanding borrowings.
Accordingly, the accounting is not clear. Please revise as necessary to clarify how you accounted for the commitment fee. Also explain supplementally.

25. Tell us and disclose why you incurred loan fees and expenses equal to 100% of the first loan received from Cornell Capital.

26. Disclose the effective interest rate for each borrowing.
Refer
to APB 21.

Note 7.  Contracts and Agreements

27. Please disclose the expense recognized when stock is issued as compensation for services performed. Please also discuss the timing of expense recognition and the basis for determining the value of the stock granted.

Note 8.  Long-Term Debt

28. It appears that the NASCO debt should be discounted to bear a greater rate of interest. We see that the effective rates for your third party borrowings (that is, the Cornell arrangement) are substantially higher than 3.5%. Refer to paragraphs 13 and 14 to APB
21 and revise if necessary to comply with that guidance. In performing your evaluation under APB 21 you should consider the effective rate (not the stated rate), including fees and expenses paid to Cornell. If you believe revision is not necessary, explain your basis in GAAP.
29. Disclose how the fair values assigned to the inventory and other assets were determined. You disclose that NASCO products have been sold for many years. In MD&A, disclose why none of the inventory was sold through November 2004 and make disclosure about why you believe the recorded amount is recoverable.
30. We see that the inventory was acquired from a related party. If the materials were recorded in your financial statements at a greater carrying amount than in the related party`s accounting records, explain to us why your accounting is appropriate. Tell us how you considered the guidance from SAB Topic 5-G.

31. Disclose the term of the NASCO note. What is the life of the note?
Item 8A.  Controls and Procedures

32. We note the third paragraph under Item 8A. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your CEO and CFO concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm.

33. Please revise to refer to this annual report on Form 10-KSB.
The
disclosure currently refers to a report on Form 10-QSB.

Exhibits 31.1 and 31.2

34. We see that the certifications filed as Exhibits 31.1 and 31.2 are not in the proper form. The certifications must appear exactly as specified and may not be altered in any way, except that you may alter the introductory language to paragraph 4 and omit paragraph 4(b) in accordance with the transition guidance for reporting on
internal control over financial reporting.    Accordingly, please
file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.
The aforementioned transition guidance is addressed in Release No. 33-8238 "Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports."

Form 8-K Dated December 22, 2004

35. You indicate that you expected the KSI transaction to close in January 2005. Either provide audited financial statements for this business pursuant to Item 310(g) to Regulation S-B or tell us why those financial statements are not yet required, including when you plan to provide them. Also respond with respect to the pro forma requirements of Item 310 to Regulation S-B.

*    *    *    *

	As appropriate, please amend your Form 10-KSB for the fiscal year ended November 30, 2004 and respond to these comments within
10
business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead, Staff Accountant, at (202) 942-
8972
or me at (202) 942-2862 if you have any questions. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202) 942-1791.

							Sincerely,



							Gary Todd
							Reviewing Accountant

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Mr. Walther
AmeriChip International, Inc.
April 12, 2005
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